Exhibit 99.2

Boyd Group Services Inc. Announces US$780 Million Bought Deal

Initial Public Offering In The United States

The short form base shelf prospectus is accessible, and the final prospectus supplement will be accessible within two business days, through SEDAR+

Winnipeg, Manitoba – October 29, 2025 – Boyd Group Services Inc. (TSX: BYD) (“BGSI”, or the “Company”) today announced that it has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets, CIBC Capital Markets, National Bank Capital Markets and TD Securities Inc. (collectively, the “underwriters”), pursuant to which the underwriters have agreed to purchase, on a bought deal basis, 5.53 million common shares of BGSI at a price of US$141.00 per share (the “Offering Price”), for gross proceeds of approximately US$780 million (the “Offering”). The common shares will be offered to the public in Canada and the United States, representing BGSI’s initial public offering in the United States.

In connection with the initial public offering in the United States, BGSI has been approved to list its common shares on the New York Stock Exchange (“NYSE”) under the symbol “BGSI”. Trading of BGSI’s common shares is expected to commence on the NYSE on October 31, 2025. BGSI’s common shares will continue to trade on the Toronto Stock Exchange under the symbol “BYD”.

BGSI intends to use the net proceeds from the Offering to partially fund the acquisition of Joe Hudson’s Collision Center, a provider of automotive collision repair services (the “Acquisition”), the details of which were separately announced today by the Company.

The Offering is expected to close on or about November 4, 2025, subject to customary closing conditions, including receipt of all necessary approvals of the Toronto Stock Exchange and the NYSE. The closing of the Offering is not conditional on closing of the Acquisition. If the Acquisition is not completed, BGSI will use the net proceeds from the Offering to reduce its outstanding indebtedness and finance future growth opportunities including acquisitions, or for other general corporate purposes.

Additionally, the Company has granted the underwriters an option to purchase up to an additional 829,800 common shares at the Offering Price, exercisable in whole or in part at any time up to 30 days following the closing of the Offering, for potential additional gross proceeds to BGSI of approximately US$117 million.

The common shares will be offered and sold in the U.S. pursuant to the Company’s base shelf prospectus filed as part of a registration statement on Form F-10 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on the date hereof, and in each of the provinces of Canada pursuant to the Company’s short form base shelf prospectus (the “Base Shelf Prospectus”) filed on October 14, 2025 with the securities regulatory authorities in each of the provinces of Canada. In connection with the Offering, BGSI has filed a preliminary prospectus supplement to the Base Shelf Prospectus relating to and describing the terms of the Offering with the securities regulatory authorities in each of the provinces of Canada. A preliminary prospectus supplement to the base shelf prospectus filed as part of the Registration Statement relating to and describing the terms of the Offering was also filed with the SEC. A final prospectus supplement to the Base Shelf Prospectus will be filed with the securities regulatory authorities in each of the provinces of Canada and with the SEC as part of the Registration Statement in connection with the Offering. The documents filed or to be filed in connection with the Offering contain important detailed information about the Company and the Offering. Prospective investors should read these filings, and the documents incorporated by reference therein, before making an investment decision.

Delivery of the Base Shelf Prospectus, the final prospectus supplement, and any amendments to the documents will be provided in accordance with Canadian securities legislation relating to “access equals delivery” procedures for providing access to a shelf prospectus supplement, a base shelf prospectus and any amendment. Copies of the Base Shelf Prospectus and the preliminary prospectus supplement are, and the final prospectus supplement will be (within two business days of the date hereof) accessible on SEDAR+ at www.sedarplus.com, and copies of the U.S. Registration Statement, base shelf prospectus and the preliminary prospectus supplement are available, and the final prospectus supplement will be available, free of charge on EDGAR on the SEC’s website at www.sec.gov. Alternatively, an electronic or paper copy of the prospectus supplements, the Base Shelf Prospectus, the Registration Statement and any amendment to such documents may be obtained, without charge, from: RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, Ontario M5J 0C2, Attention: Distribution Centre, by e-mail at Distribution.RBCDS@rbccm.com; or CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8 or by telephone at 1-416-956-6378 or by email at mailbox.canadianprospectus@cibc.com; from National Bank Financial Inc., 130 King Street West, 4th Floor Podium, Toronto, ON M5X 1J9 or by telephone at 416-869-8414 or by email at NBF-Syndication@bnc.ca; or TD Securities Inc. at 1625 Tech Avenue, Mississauga, Ontario, L4W 5P5, Attention: Symcor, NPM or by telephone at (289) 360-2009 or by email at sdcconfirms@td.com, by providing the contact with an email address or address, as applicable.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of BGSI, nor shall there be any sale of the securities in any province, territory, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, territory, state or jurisdiction.

About Boyd Group Services Inc.

Boyd Group Services Inc. is a Canadian corporation and controls The Boyd Group Inc. and its subsidiaries. BGSI shares trade on the Toronto Stock Exchange under the symbol BYD.

About The Boyd Group Inc.

The Boyd Group Inc. (“Boyd”) is one of the largest operators of non-franchised collision repair centres in North America in terms of number of locations and sales. Boyd operates locations in Canada under the trade names Boyd Autobody & Glass and Assured Automotive as well as in the U.S. under the trade name Gerber Collision & Glass. In addition, Boyd is a major retail auto glass operator in the U.S. with operations under the trade names Gerber Collision & Glass, Glass America, Auto Glass Service, Auto Glass Authority and Autoglassonly.com. Boyd also operates a third party administrator, Gerber National Claims Services, that offers glass, emergency roadside and first notice of loss services. Boyd also operates a Mobile Auto Solutions (“MAS”) service that offers scanning and calibration services.

For further information, please contact:

Investor Relations

Boyd Group

ir@boydgroup.com

Caution concerning forward-looking information

Statements made in this press release constitute forward-looking information within the meaning of applicable securities laws in Canada and forward-looking statements within the meaning of applicable securities laws in the United States, including the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). Forward-looking information can be generally identified by words such as “may”, “will”, “anticipate”, “estimate”, “expect”, “intend”, “continue”, “should”, “believe” or the negatives thereof and similar variations. Specifically, forward-looking information in this news release includes, but is not limited to, statements regarding the Offering and the Acquisition, including the terms of the Offering, the completion and the timing of completion of the Offering and the Acquisition, the proposed listing of the Company’s common shares on the NYSE, and the anticipated use of the net proceeds of the Offering. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results or events to be materially different from those expressed or implied by such forward-looking information, including but not limited to the failure to satisfy the closing conditions to the completion of the Offering and the risks and uncertainties detailed under the “Risk Factors” section of the Company’s current annual information form, the “Risk and Uncertainties” and other sections of the Company’s management’s discussion and analysis of operating results and financial position, the Base Shelf Prospectus, the Registration Statement, the prospectus supplements filed in connection with the Offering and in the Company’s other periodic filings with the Canadian securities regulatory authorities and the SEC from time to time, available at www.sedarplus.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. All forward-looking information presented herein should be considered in conjunction with such filings. Although the Company believes the expectations reflected in such forward-looking information and the assumptions upon which it is based are reasonable, no assurance can be given that actual results will be consistent with such forward-looking information, and it should not be unduly relied upon. There can be no assurance that such expectations and assumptions will prove to be correct. The forward-looking information contained in this press release describes the expectations of the Company as of the date of this press release. Except as required by law, the Company does not undertake to update or revise any forward-looking information contained herein, whether as a result of new information, future events or for any other reason. The forward-looking information contained herein is expressly qualified in its entirety by this cautionary statement.